UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934

Annexon, Inc.
(Name of issuer)

Common Stock, par value $0.001
(Title of class of securities)
03589W102
(CUSIP number)
Muneer A. Satter
c/o Satter Management Co., L.P.
676 N. Michigan Avenue, Suite 4000, Chicago, IL 60611
(312) 448-5500

July 7, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 03589W102	Page 2 of 8

1	NAMES OF REPORTING PERSONS
Muneer A. Satter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,032,463

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
5,032,463

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,032,463

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

CUSIP No. 03589W102	Page 3 of 8

Item 1.	Security and Issuer.

The class of equity security to which Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Annexon, Inc. (the “Company”). The principal executive offices of the Company are located at 1400 Sierra Point Parkway, Bldg C, Suite 200, Brisbane, California 94005.

Item 2.	Identity and Background.

(a) Muneer A. Satter (the “Reporting Person”).

(b) The address of the principal business office of the Reporting Person is c/o Satter Management Co., L.P., 676 N. Michigan Avenue, Suite 4000, Chicago IL, 60611.

(c) The Reporting Person is Founder and Managing Partner of Satter Medical Technology Partners, L.P. (“SMTP”) and Satter Medical Technology Partners II, L.P. (“SMTP II”), and Chairman of Satter Investment Management LLC, a family office and private investment firm. The principal business of the Reporting Person is to make investments in both private and public companies in the medical technology industry (broadly defined to include biotech, medical devices and healthcare services) on behalf of SMTP, SMTP II, and various trusts and other entities affiliated with the Reporting Person.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds.

On July 11, 2022, the Company closed a private placement (the “Offering”) of an aggregate of 9,013,834 shares of Common Stock, pre-funded warrants to purchase up to 24,696,206 shares of Common Stock, and associated warrants (the “Common Warrants”) to purchase an aggregate of 8,427,508 shares of Common Stock, for total net proceeds of approximately $122.3 million. SMTP II participated in the Offering, acquiring 2,453,988 shares of Common Stock for $3.84 per share, in cash, and Common Warrants to purchase 613,497 shares of Common Stock (at an exercise price of $5.806875 per share) for $0.125 per Common Warrant, in cash, or total consideration of $9,500,001.05. The Reporting Person acquired beneficial ownership of the shares of Common Stock acquired by SMTP II and the shares of Common Stock underlying the Common Warrants acquired by SMTP II. The source of funds for the acquisition of shares in the Offering was capital committed by the partners of SMTP II.

Prior to the Offering, the Reporting Person beneficially owned 1,954,978 shares of Common Stock, as previously disclosed on the Schedule 13G filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on February 12, 2021, and 10,000 shares of Common Stock underlying vested Company stock options reported on a Form 4 filed by the Reporting Person with the SEC on June 4, 2021.

Item 4.	Purpose of the Transaction.

The Reporting Person has acquired, and has caused SMTP, SMTP II, and certain trusts and other entities controlled directly or indirectly by the Reporting Person to acquire, ownership of the Common Stock and Common Warrants for investment purposes, and such acquisitions have been made in the Reporting Person’s ordinary course of  business.

In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose of or otherwise deal in the Common Stock or other Company securities (including the Common Warrants) at such times, and in such manner, as he deems advisable to benefit from changes in the market prices of such Common Stock, changes in the Company’s operations, business strategy or prospects, or from a sale or merger of the Company or otherwise. To evaluate

SCHEDULE 13D

CUSIP No. 03589W102	Page 4 of 8

such alternatives, the Reporting Person will routinely monitor the Company’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity objectives and other investment considerations. Furthermore, in his capacity as a significant shareholder and as a Company director, the Reporting Person will from time to time discuss various matters with management and other directors of the Company, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

The Reporting Person has no current intention to propose changes in the Company’s operations, governance or capitalization, or to propose one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or to acquire additional shares of Common Stock or dispose of all the Common Stock beneficially owned by him, in the public market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a)
Amount beneficially owned as of the date hereof:

The Reporting Person beneficially owns an aggregate of 5,032,463 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person include (a) 240,000 shares of Common Stock that are held by Muneer A. Satter Revocable Trust, for which the Reporting Person serves as trustee, and, in such capacity, has sole voting and dispositive power over all such shares; (b) 567,240 shares of Common Stock that are held by various other trusts and other entities for which the Reporting Person serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive power over all such shares; (c) 1,147,738 shares of Common Stock that are held by SMTP, for which the Reporting Person has sole voting and dispositive power over all such shares; (d) 2,453,988 shares of Common Stock that are held by SMTP II, for which the Reporting Person has sole voting and dispositive power over all such shares; (e) 613,497 shares of Common Stock that may be obtained by exercising Common Warrants held by SMTP II, for which the Reporting Person has sole voting and dispositive power over all such shares; and (f) 10,000 shares of Common Stock underlying vested stock options awarded to the Reporting Person in his individual capacity by the Company for his service as a Company director (in addition to 24,000 shares of Common Stock underlying unvested stock options awarded to the Reporting Person by the Company on June 9, 2022, as reported by the Reporting Person in a Form 4 filed with the SEC on June 13, 2022, which shares are not included in the Reporting Person’s beneficial ownership of Common Stock as of the date hereof).

Percent of class:

In the aggregate, the Reporting Persons beneficially owns 5,032,463 shares of Common Stock, or 10.4% of the total number of shares of Common Stock outstanding, as calculated pursuant to Rule 13d-3(d)(1)(i).

All percentages calculated in this Schedule 13D are based upon 47,617,740 shares of Common Stock outstanding as of July 11, 2022, as disclosed to the Reporting Person by the Company, adjusted, for the purposes of calculating the Reporting Person’s percentage beneficial ownership of the class of Common Stock, pursuant to Rule 13d-3(d)(1)(i) .

	(b)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: See Item 7 on the cover pages hereto.

		(ii)	shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

		(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

		(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.

SCHEDULE 13D

CUSIP No. 03589W102	Page 5 of 8

(c)
The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 5(c), as applicable, as is the information disclosed in Item 5(a) regarding stock options awarded to the Reporting Person by the Company on June 9, 2022.

(d)
Information regarding the holders of the shares of Common Stock beneficially owned by the Reporting Person is disclosed in Item 5(a). Such holders and their participating partners or beneficiaries, as the case may be, are ultimately entitled to the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

July 2022 Securities Purchase Agreement and Related Agreements

The Offering was made pursuant to the securities purchase agreement (the “Purchase Agreement”) entered into by the Company and the investors in the Offering, including SMTP II. The Company described the Purchase Agreement, including certain registration rights available to the Reporting Person and the other participants in the Offering, as well as the associated Common Warrants, in a Form 8-K filed by the Company with the SEC on July 8, 2022. Such description is incorporated herein by reference. The Reporting Person and each of the other persons through which the Reporting Person has beneficial ownership of the shares of Common Stock disclosed herein entered into a customary lock-up agreement (each, a “Lock-Up Agreement”) in the form filed herewith.

Investor Rights Agreement

On June 30, 2020, the Company entered into an Amended and Restated Investors’ Rights Agreement (the “Investor Rights Agreement”) with certain of its investors, including affiliates of the Reporting Person through which the Reporting Person is a beneficial owner of shares of Common Stock. Pursuant to the Investor Rights Agreement, all of the shares of Common Stock beneficially owned by the Reporting Person as of the date hereof other than those held by (or subject to the Common Warrants held by) SMTP II and those subject to stock options awarded to the Reporting Person by the Company are subject to the registration rights described by the Company under the caption ”Description of Capital Stock---Registration Rights” in Amendment No. 2 to Registration Statement on Form S-1/A filed with the SEC on July 23, 2020. Such description is incorporated herein by reference.

Director Service

As a Company director, the Reporting Person participates in the Company’s compensatory and other arrangements with its non-employee directors, including participating in the Company’s Non-Employee Director Compensation Program and an Indemnification and Advancement Agreement with the Company. Such compensatory and other arrangements are described from time to time in the Company’s Definitive Proxy Statement on Schedule 14A, including, most recently, in the Company’s Definitive Proxy Statement filed with the SEC on April 27, 2022, which disclosure is incorporated herein by reference. The Reporting Person from time to time reports Company equity awards on Forms 4 filed with the SEC.

The descriptions of the Purchase Agreement, Common Warrants, Lock-Up Agreement, Investor Rights Agreement, Non-Employee Director Compensation Program, and Indemnification and Advancement Agreement incorporated by reference in this Schedule 13D are qualified in their entirety by reference to the full text of such agreements (or, in the case of the Purchase Agreement, Common Warrants, and Indemnification and Advancement Agreement, the forms thereof), which are filed with the SEC as described in Item 7 hereof and incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 03589W102	Page 6 of 8

Item 7.	Material to be Filed as Exhibits.

Exhibit A:
Form of Securities Purchase Agreement, dated July 7, 2022, by and among the Company and the persons party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 8, 2022)

Exhibit B:	Form of Common Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on July 8, 2022)

Exhibit C:	Lock-Up Agreement, dated July 6, 2022, of the Reporting Person (included herewith)
Exhibit D:
Amended and Restated Investors’ Rights Agreement, dated June 30, 2020, by and among the Company and the investors listed therein (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed with the SEC on July 2, 2020)

Exhibit E:
Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 9, 2022)

Exhibit F:
Form of Indemnification and Advancement Agreement for directors and officers (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 filed with the SEC on July 2, 2020)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 18, 2022

By:	/s/ Muneer A. Satter
Muneer A. Satter

EXHIBIT INDEX

Exhibit A:
Form of Securities Purchase Agreement, dated July 7, 2022, by and among the Company and the persons party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 8, 2022)

Exhibit B:	Form of Common Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on July 8, 2022)

Exhibit C:	Lock-Up Agreement, dated July 6, 2022, of the Reporting Person (included herewith)
Exhibit D:
Amended and Restated Investors’ Rights Agreement, dated June 30, 2020, by and among the Company and the investors listed therein (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed with the SEC on July 2, 2020)

Exhibit E:
Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 9, 2022)

Exhibit F:
Form of Indemnification and Advancement Agreement for directors and officers (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 filed with the SEC on July 2, 2020)